RESULTS OF FIRST INDEPENDENT HEAD-TO-HAED TRIAL OF
BETASERON(R) AND AVONEX(R) RELEASED

Berlin, Germany, May 9, 2001. At the 2001 annual meeting of the American Academy of Neurology the first independent, randomized, prospective trial comparing interferon beta-1b (Betaseron(R)) and interferon beta-1a (Avonex(R)) were presented on May 8, 2001 in Philadelphia, U.S.A.

The principle investigator of the INCOMIN Trial Luca Durelli, M.D.,
University MS Center, Torino, Italy, came to the conclusion that interferon beta-1b (Betaseron(R)) reduced signs of disease activity more effectively than interferon beta-1a (Avonex(R)) during the six- to 12- month period after initial treatment in patients with relapsing-remitting multiple sclerosis (MS).

A copy of the press release of Luca Durelli, M.D., has been attached for convenience.
_____________________________________________________________________________

PHILADELPHIA, May 8 /PRNewswire/ --

The following press release is being issued from the desk of Luca Durelli, M.D., University MS Center, Torino, Italy:

New data suggest that interferon beta-1b (Betaseron(R)) reduced signs of disease activity more effectively than interferon beta-1a (Avonex(R)) during the six- to 12- month period after initial treatment in patients with relapsing-remitting multiple sclerosis (MS)(1). The data, which were the result of the first independent, randomized, prospective trial comparing these two treatments, were presented here today at the 2001 annual meeting of the American Academy of Neurology. "The common belief about these two leading
MS treatments is that they are equally effective, despite their unique dosing and administration profiles," said Luca Durelli, Director, University MS
Center, Torino, Italy, principle investigator of the INCOMIN Trial. "The current study suggests that interferon beta 1a and 1b differ starting six months after initial treatment. Interferon beta-1b was more effective at reducing the frequency of relapses (attacks) and EDSS changes in patients with relapsing-remitting MS." Objective confirmation of the clinical benefits of interferon beta-1b was obtained using MRI brain scans to determine the extent of neurological damage. The scans, which were evaluated by neuro-radiologists who were unaware of the patients' prescribed treatment, showed that interferon beta-1b -treated patients had significantly less MRI-detected active lesions, both T1 gadolinium enhanced (p is less than 0.03) and new T2 lesions (p is less than 0.002) than interferon beta-1a -treated patients during the year after initiating treatment. The study of 188 patients was designed to analyze the data at six-month intervals. The findings show the following:
* Interferon beta-1b (R) is significantly better than interferon beta-1a at reducing the number of MS relapses (p is less than 0.05) -- 81 patients
(84 percent) in the interferon beta-1b treatment group were relapse free compared to 66 patients (72 percent) in the interferon beta-1a group (p is less than 0.05) -- 22 patients (24 percent) in the interferon beta-1a group experienced severe relapses compared to 12 patients (12 percent) in the interferon beta-1b group (p is less than 0.05) * Patients in the interferon beta-1b exhibited less MRI-detected damage to the brain compared to patients in the interferon beta-1a group -- 33 patients (45 percent) in the interferon beta-1a group had new T2 lesions compared to 16 patients (21 percent) in the interferon beta-1b group (p is less than 0.002) -- 16 patients (22 percent) in the interferon beta-1a group had Gd+ lesions compared to 7 patients (9 percent) in the interferon beta-1b group (p is less than 0.03) * Patients in the interferon beta-1b group fared better than those in the interferon beta-1a group on the Expanded Disability Status Scale (EDSS) -- 26 patients (28 percent) the interferon beta-1a group progressed 0.5 points on EDSS compared to 11 patients 11 percent) in the interferon beta-1b group (p is less than 0.02) -- The Risk Reduction with interferon beta-1b compared to interferon beta-1a was 0.41, that is an interferon beta-1b-treated patient has less than half the risk to have disease progression than a patient treated with interferon beta-1a The INCOMIN study was supported by research grants from the Multiple Sclerosis Foundation of Italy and the Italian Ministry of Health. Two-year results of the INCOMIN study are expected by the end of 2001. Trial Protocol Patients were randomized and stratified by center and gender. Randomization was centralized (that is always performed by coordinating center) and performed by statisticians totally unaware of patients' clinical characteristics. Each treatment group received treatment according to the unique dosing and administration schedules for each drug - patients in the interferon beta-1b group received a subcutaneous injection every other day, while patients in the interferon beta-1a group received an intramuscular injection once weekly. Side Effects Common side effects shared between interferon beta therapies include flu- like symptoms, which may be relieved with common analgesics. Two patients in the interferon beta-1a treatment arm discontinued due to lack of efficacy while two patients in the interferon beta-1b group discontinued due to intolerable side-effects.

(1) INCOMIN Study Group, AAN 2001; Neurology 56: April 2001 (suppl 3: A148).

_____________________________________________________________________________

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Fertility Control and Hormone Therapy, Diagnostics and Radiopharmaceuticals, Dermatology as well as Therapeutics for disabling diseases, e.g. multiple sclerosis, leukemia and solid tumors. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network with external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life.

An electronic version of this news release - as well as additional information about Schering AG - is available at www.schering.de



Berlin, Germany, May 9, 2001
Schering AG
Corporate Communication
For further information please contact:

Oliver Renner - Business and Financial Communication:
Tel.: +49-30-468 124 31;
Fax: +49-30-468 166 46;
eMail: oliver.renner@schering.de

Dr Florian Boehle - Pharma Communication:
Tel.: +49-30-468 114 32;
Fax: +49-30-468 167 10;
eMail: florian.boehle@schering.de

Peter Vogt - Investor Relations:
Tel.: +49-30-468 128 38;
Fax: +49-30-468 166 46;
eMail: peter.vogt@schering.de


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REORGANIZATION OF SCHERING'S WORLDWIDE PHARMACEUTCAL PRODUCTION

Berlin, Germany, May 10, 2001; Schering AG, Germany (FSE: SCH; NYSE: SHR) is currently considering a reorganization of its worldwide pharmaceutical production. This has two aims: to further increase productivity and to standardize production worldwide. The next step will then be to hold talks with the workers' representatives and employees at the locations affected by the reorganization.

Approximately 3,700 people are currently employed in Schering's pharmaceutical production at 20 locations in 15 countries. These factories manufacture drugs in solid (e.g. tablets), semi-solid (e.g. ointments) and liquid form. The intention is to concentrate worldwide production capacity in 14 production locations by 2005 at the latest; as far as possible, each location will then specialize in one form of drug production.

The result will be a globally networked production system; greater organizational efficiency and improved global supply chains will then give Schering significant competitive advantages.

The aim is to reduce our production costs, while at the same time improving the high standard of product quality as well as establishing a competitive production base as part of an optimal supply chain. Altogether Schering expects the implementation of its global production strategy to yield annual savings running into millions of euros.

The production locations in Germany (Berlin and Weimar), Finland (Turku), France (Lys-Lez-Lannoy), Italy (Milan) and Spain (Alcala) named in the concept plan are to be transformed into global production facilities supplying our customers and markets all over the world.

Brazil, China, Colombia, Indonesia, Japan, Korea and Mexico are to become regional production facilities serving customers and markets in these areas.

All pharmaceutical production locations have been analyzed according to identical criteria. Production in Buenos Aires (Argentina), Jena and Hamburg (Germany), Vienna (Austria) and Wayne (United States) has no strategic corporate importance. Changes are planned therefore at these locations. A cooperation scheme was already implemented this year for the Tammisaari location in Finland.

650 members of staff will be affected worldwide. Over the next few weeks, talks will be held with them and with employee representatives about the possibilities of alternative employment inside and outside the company.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Fertility Control and Hormone Therapy, Diagnostics and Radiopharmaceuticals, Dermatology as well as Therapeutics for disabling diseases, e.g. multiple sclerosis, leukemia and solid tumors. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network with external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life.

An electronic version of this news release - as well as additional information about Schering AG - is available at www.schering.de


Berlin, May 10, 2001
Schering Aktiengesellschaft
Corporate Communication

For further information please contact:
Mathias Claus - Personnel Communication:
Tel.: +49-30-468 120 66;
Fax: +49-30-468 920 66;
eMail: mathias.claus@schering.de

Oliver Renner - Business and Financial Communication:
Tel.: +49-30-468 124 31;
Fax: +49-30-468 166 46;
eMail: oliver.renner@schering.de

Peter Vogt - Investor Relations:
Tel.: +49-30-468 128 38;
Fax: +49-30-468 166 46;
eMail: peter.vogt@schering.de